EXHIBIT 99.1

FirstService Reports Second Quarter 2024 Results

Strong Top-Line Growth Drives Financial Performance

Operating highlights:

	Three months ended		Six months ended
	June 30		June 30
	2024	2023	2024	2023

Revenues (millions)	$1,297.5	$1,119.7	$2,455.5	$2,138.2
Adjusted EBITDA (millions) (note 1)	132.5	118.4	215.9	200.4
Adjusted EPS (note 2)	1.36	1.46	2.03	2.31

GAAP Operating Earnings	83.9	82.3	122.0	123.3
GAAP EPS	0.78	1.01	0.92	1.37

TORONTO, July 25, 2024 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today reported results for its second quarter ended June 30, 2024. All amounts are in US dollars.

Consolidated revenues for the second quarter were $1.30 billion, a 16% increase relative to the same quarter in the prior year. Adjusted EBITDA (note 1) increased 12% to $132.5 million, and Adjusted EPS (note 2) was $1.36, versus $1.46 in the prior year quarter. During the second quarter, FirstService reported Operating Earnings of $83.9 million, up from $82.3 million in the prior year period. Diluted earnings per share was $0.78 in the quarter, compared to $1.01 for the same quarter a year ago.

For the six months ended June 30, 2024, consolidated revenues were $2.46 billion, a 15% increase relative to the comparable prior year period, Adjusted EBITDA was $215.9 million, up 8%, and Adjusted EPS was $2.03, versus $2.31 in the prior year period. FirstService’s Operating Earnings were $122.0 million in the current year period, versus $123.3 million in the prior year. Diluted earnings per share for the six months year-to-date was $0.92, compared to $1.37 in the prior year period.

“We are pleased with our second quarter financial results which were driven by strong revenue growth,” said Scott Patterson, Chief Executive Officer of FirstService. “Based on the current momentum and indicators across our businesses, we are optimistic we will hit our top and bottom line targets in the back half of the year,” he concluded.

About FirstService Corporation
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded company-owned operations and franchise systems.

FirstService generates more than US$4.6 billion in annual revenues and has approximately 30,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The common shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”, and are included in the S&P/TSX 60 index. More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $557.5 million for the second quarter, up 8% compared to the prior year quarter, including organic growth of 7%. The growth was driven by new property management contract wins across most markets. Adjusted EBITDA for the quarter was $59.1 million, versus $55.7 million in the prior year period. Operating Earnings were $49.1 million, versus $49.2 million for the second quarter of last year. The Adjusted EBITDA margin for the division was relatively in-line with the prior year, while the operating earnings margin was modestly lower due to amortization expense related to recently completed tuck-under acquisitions.

FirstService Brands revenues during the second quarter grew to $740.0 million, up 23% relative to the prior year period. The revenue increase was driven by solid growth from Century Fire Protection and a significant contribution from our recent Roofing Corp of America acquisition. On an organic basis, division revenues were down 6% versus the prior year second quarter, which benefited from elevated weather-related claims activity at our restoration operations. Adjusted EBITDA for the second quarter was $77.6 million, up from $65.8 million in the prior year period. Operating Earnings were $46.3 million, versus $41.8 million in the prior year quarter. The decline in operating margins was attributable to lower profitability at our restoration brands due to milder weather patterns in the current quarter compared to the prior year period.

Corporate costs, as presented in Adjusted EBITDA (note 1), were $4.2 million in the second quarter, relative to $3.2 million in the prior year period. Corporate costs for the quarter were $11.5 million, relative to $8.6 million in the prior year period, with the year-over-year cost increase driven by the impact of foreign exchange as well as higher stock-based compensation expense.

Conference Call
FirstService will be holding a conference call on Thursday, July 25, 2024 at 11:00 a.m. Eastern Time to discuss the quarter’s results. This call is being webcast live at the Company’s website at www.firstservice.com. Participants may register for the call here https://register.vevent.com/register/BI3340c2e12de24175a540beba39003a0e to receive the dial-in number and their unique PIN.

To join the webcast in listen only mode, use this link: https://edge.media-server.com/mmc/p/e2z4g4ax . It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call).

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2023 under the heading “Risk factors” (a copy of which may be obtained at www.sedarplus.ca) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR+ at www.sedarplus.ca.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense, net; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2024	2023	2024	2023

Net earnings	$44,937	$54,713	$59,834	$77,380
Income tax	18,584	19,903	24,599	27,819
Other income, net	(115)	(4,249)	(1,995)	(4,513)
Interest expense, net	20,531	11,954	39,557	22,585
Operating earnings	83,937	82,321	121,995	123,271
Depreciation and amortization	39,225	29,034	76,032	60,916
Acquisition-related items	2,306	1,651	3,906	3,758
Stock-based compensation expense	7,019	5,347	13,927	12,504
Adjusted EBITDA	$132,487	$118,353	$215,860	$200,449

A reconciliation of segment operating earnings to segment Adjusted EBITDA appears below.

(in thousands of US$)

Three months ended, June 30, 2024	FirstService	FirstService
	Residential	Brands	Corporate (1)

Operating earnings (loss)	$49,107	$46,308	$(11,478)
Depreciation and amortization	9,773	29,429	23
Acquisition-related items	207	1,827	272
Stock-based compensation expense	-	-	7,019
Adjusted EBITDA	$59,087	$77,564	$(4,164)

Three months ended, June 30, 2023	FirstService	FirstService
	Residential	Brands	Corporate (1)

Operating earnings (loss)	$49,195	$41,770	$(8,644)
Depreciation and amortization	6,029	22,981	24
Acquisition-related items	514	1,048	89
Stock-based compensation expense	-	-	5,347
Adjusted EBITDA	$55,738	$65,799	$(3,184)

Six months ended, June 30, 2024	FirstService	FirstService
	Residential	Brands	Corporate (1)

Operating earnings (loss)	$75,765	$73,107	$(26,877)
Depreciation and amortization	18,196	57,790	46
Acquisition-related items	725	2,129	1,052
Stock-based compensation expense	-	-	13,927
Adjusted EBITDA	$94,686	$133,026	$(11,852)

Six months ended, June 30, 2023	FirstService	FirstService
	Residential	Brands	Corporate (1)

Operating earnings (loss)	$71,907	$71,930	$(20,566)
Depreciation and amortization	14,822	46,048	46
Acquisition-related items	977	2,614	167
Stock-based compensation expense	-	-	12,504
Adjusted EBITDA	$87,706	$120,592	$(7,849)

(1) Corporate costs represent corporate overhead expenses not directly attributable to reportable segments and are therefore unallocated within segment operating earnings (loss) and Adjusted EBITDA.

2. Reconciliation of net earnings and diluted net earnings per share to adjusted net earnings and adjusted net earnings per share:

Adjusted earnings per share is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2024	2023	2024	2023

Net earnings	$44,937	$54,713	$59,834	$77,380
Non-controlling interest share of earnings	(2,696)	(3,376)	(4,229)	(5,809)
Acquisition-related items	2,306	1,651	3,906	3,758
Amortization of intangible assets	17,009	11,556	32,240	25,842
Stock-based compensation expense	7,019	5,347	13,927	12,504
Income tax on adjustments	(6,968)	(4,395)	(13,389)	(9,970)
Non-controlling interest on adjustments	(320)	(249)	(584)	(531)
Adjusted net earnings	$61,287	$65,247	$91,705	$103,174

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2024	2023	2024	2023

Diluted net earnings per share	$0.78	$1.01	$0.92	$1.37
Non-controlling interest redemption increment	0.16	0.13	0.32	0.23
Acquisition-related items	0.05	0.04	0.08	0.08
Amortization of intangible assets, net of tax	0.26	0.19	0.49	0.42
Stock-based compensation expense, net of tax	0.11	0.09	0.22	0.21
Adjusted earnings per share	$1.36	$1.46	$2.03	$2.31

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
	Three months		Six months
	ended June 30		ended June 30
	2024	2023	2024	2023

Revenues	$1,297,459	$1,119,734	$2,455,504	$2,138,179

Cost of revenues	862,463	754,263	1,651,040	1,454,527
Selling, general and administrative expenses	309,528	252,465	602,531	495,707
Depreciation	22,216	17,478	43,792	35,074
Amortization of intangible assets	17,009	11,556	32,240	25,842
Acquisition-related items (1)	2,306	1,651	3,906	3,758
Operating earnings	83,937	82,321	121,995	123,271
Interest expense, net	20,531	11,954	39,557	22,585
Other income, net	(115)	(4,249)	(1,995)	(4,513)
Earnings before income tax	63,521	74,616	84,433	105,199
Income tax	18,584	19,903	24,599	27,819
Net earnings	44,937	54,713	59,834	77,380
Non-controlling interest share of earnings	2,696	3,376	4,229	5,809
Non-controlling interest redemption increment	7,183	5,977	14,239	10,093
Net earnings attributable to Company	$35,058	$45,360	$41,366	$61,478

Net earnings per common share
Basic	$0.78	$1.02	$0.92	$1.38
Diluted	0.78	1.01	0.92	1.37

Adjusted earnings per share (2)	$1.36	$1.46	$2.03	$2.31

Weighted average common shares (thousands)
Basic	44,984	44,574	44,917	44,486
Diluted	45,100	44,800	45,087	44,733

Notes to Condensed Consolidated Statements of Earnings
(1) Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

	June 30, 2024	December 31, 2023

Assets
Cash and cash equivalents	$210,918	$187,617
Restricted cash	20,591	19,260
Accounts receivable	895,182	842,236
Prepaid and other current assets	354,824	311,889
Current assets	1,481,515	1,361,002
Other non-current assets	34,516	34,418
Fixed assets	237,755	204,188
Operating lease right-of-use assets	227,230	218,299
Goodwill and intangible assets	2,065,169	1,807,836
Total assets	$4,046,185	$3,625,743

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$502,549	$471,083
Other current liabilities	254,937	211,661
Operating lease liabilities - current	50,266	50,898
Long-term debt - current	41,985	37,132
Current liabilities	849,737	770,774
Long-term debt - non-current	1,289,151	1,144,975
Operating lease liabilities - non-current	194,668	183,923
Other liabilities	131,692	115,938
Deferred income tax	83,908	53,024
Redeemable non-controlling interests	415,559	332,963
Shareholders' equity	1,081,470	1,024,146
Total liabilities and equity	$4,046,185	$3,625,743

Supplemental balance sheet information
Total debt	$1,331,136	$1,182,107
Total debt, net of cash	1,120,218	994,490

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Six months ended
	June 30		June 30
	2024	2023	2024	2023

Cash provided by (used in)

Operating activities
Net earnings	$44,937	$54,713	$59,834	$77,380
Items not affecting cash:
Depreciation and amortization	39,225	29,034	76,032	60,916
Deferred income tax	(2,275)	(419)	(4,549)	(691)
Other	8,052	1,995	14,384	10,998
	89,939	85,323	145,701	148,603

Changes in non-cash working capital
Accounts receivable	(22,637)	(73,765)	(2,640)	(122,353)
Payables and accruals	33,002	41,398	(23,282)	10,992
Other	30,440	33,296	2,165	48,707
Net cash provided by operating activities	130,744	86,252	121,944	85,949

Investing activities
Acquisition of businesses, net of cash acquired	(123,031)	(11,099)	(154,649)	(93,450)
Purchases of fixed assets	(29,301)	(22,723)	(54,322)	(44,204)
Other investing activities	(299)	6,560	(1,000)	1,256
Net cash used in investing activities	(152,631)	(27,262)	(209,971)	(136,398)

Financing activities
Increase (decrease) in long-term debt, net	90,473	(18,855)	136,728	85,045
Purchases of non-controlling interests, net	(10,221)	(891)	(21,442)	(3,610)
Dividends paid to common shareholders	(11,244)	(10,024)	(21,298)	(18,980)
Distributions paid to non-controlling interests	(3,817)	(4,114)	(4,470)	(4,472)
Other financing activities	3,987	1,664	22,790	17,144
Net cash provided by (used in) financing activities	69,178	(32,220)	112,308	75,127

Effect of exchange rate changes on cash	123	(591)	351	(604)

Increase in cash, cash equivalents and restricted cash	47,414	26,179	24,632	24,074

Cash, cash equivalents and restricted cash, beginning of period	184,095	157,243	206,877	159,348

Cash, cash equivalents and restricted cash, end of period	$231,509	$183,422	$231,509	$183,422

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended June 30

2024
Revenues	$557,504	$739,955	$-	$1,297,459
Adjusted EBITDA	59,087	77,564	(4,164)	132,487

Operating earnings	49,107	46,308	(11,478)	83,937

2023
Revenues	$517,134	$602,600	$-	$1,119,734
Adjusted EBITDA	55,738	65,799	(3,184)	118,353

Operating earnings	49,195	41,770	(8,644)	82,321

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Six months ended June 30

2024
Revenues	$1,053,628	$1,401,876	$-	$2,455,504
Adjusted EBITDA	94,686	133,026	(11,852)	215,860

Operating earnings	75,765	73,107	(26,877)	121,995

2023
Revenues	$962,714	$1,175,465	$-	$2,138,179
Adjusted EBITDA	87,706	120,592	(7,849)	200,449

Operating earnings	71,907	71,930	(20,566)	123,271

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer

Jeremy Rakusin
Chief Financial Officer

(416) 960-9566